FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

The full name of the Company and the address of its principal office in Canada is:

POLYMET MINING CORP.
2350 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2	Date of Material Change

The date of the material change is November 7, 2005.

Item 3	News Release

The date of issuance of the news release was November 7, 2005.

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX Venture Exchange and through CCN Mathews.

Item 4	Summary of Material Change

Polymet Mining Corp. (the "Company") has closed a non-brokered private placement of 3,544,657 units (the “Units”) at a price of $1.40 per Unit, for gross proceeds of $4,962,519.80.

Item 5	Full Description of Material Change

The Company has closed a non-brokered private placement of 3,544,657 Units, each Unit comprised of one common share (a “Share”) and one-half of one non- transferable share purchase warrant (a “Warrant”), in the capital stock of the Company at $1.40 per Unit. Gross proceeds of the private placement were $4,962,519.80. One full warrant entitles the holder to purchase one additional common share of the Company (a “Warrant Share”) for a period of 18 months from closing at a price of $2.00 per share; provided that, if at any time the closing trading price for the common shares is greater than $2.50 per share for any 20 consecutive trading days, the Company has the right to accelerate the expiry date of the Warrants upon 30 days’ notice to the holders thereof.

In connection with the private placement, the Company has issued an aggregate of 191,965 common shares (the “Finders’ Shares”) at a deemed price of $1.40 per share to three individuals as finders’ fees.

In accordance with securities legislation currently in effect, the Shares, the Warrants, the Warrant Shares and the Finders’ Share are subject to a hold period of four months plus one day from the date of closing of the private placement

The proceeds from the exercise of the Warrants, if any, will provide general working capital.

Further to the Company’s news release of October 11, 2005, the Company is pleased to report that 9,000,000 warrants have been exercised in connection with the accelerated expiry of the warrants at $0.70, netting the Company $3,150,000. Two warrants were required to purchase one additional common share in the capital of the Company. The Company’s management would like to express its appreciation for the tangible support provided to the Company by the warrant holders through the exercise of these warrants.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted in this report.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:	William Murray, President
Bus. Tel:	(604) 669-4701

Item 9	Date of Report

Dated at Vancouver, British Columbia, this 7th day of November, 2005.

“William Murray”
William Murray, President